[LETTERHEAD OF GOLDEN STATE WATER COMPANY]

February 12, 2009

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Golden State Water Company
Form S-3, as amended
Filed December 12, 2008, January 15, 2009 and February 6, 2009
File No. 333-156112

Dear Mr. Owings:

The undersigned respectfully requests, on behalf of Golden State Water Company (the “Company”), that the Registration Statement be made effective as early as possible on February 17, 2009, or as soon thereafter as is practicable.

The undersigned acknowledges on behalf of the Company that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority,  in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Very truly yours,

/s/ Eva G. Tang
Eva G. Tang
Senior Vice President-Finance, Chief Financial Officer and Secretary